BELL,BOYD & LLOYD LLP

70 West Madison Street, Suite 3100  •  Chicago, Illinois  60602-4207
312.372.1121  •  Fax 312.827.8000

January 2, 2008

Mr. Hugh West

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Advance America, Cash Advance Centers, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
File No. 001-32363

Dear Mr. West:

On behalf of Advance America, Cash Advance Centers, Inc., a Delaware corporation (the “Company”), we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated December 18, 2007, to Patrick O’Shaughnessy, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2006.

In response to your remaining comment regarding the Company’s Consolidated Statements of Income, the Company will present the provision for doubtful accounts and agency bank losses as a component of center expenses in all future filings, beginning with the Company’s Annual Report on Form-10K for the Fiscal Year ended December 31, 2007.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (312) 807-4383.  My fax number is (312) 827-8001.

Very truly yours,

/S/ D. MARK MCMILLAN
D. Mark McMillan

Copies to	William J. Schroeder
Securities and Exchange Commission

Kenneth E. Compton
President and Chief Executive Officer
Advance America, Cash Advance Centers, Inc.

J. Patrick O’Shaughnessy
Executive Vice President and Chief Financial Officer
Advance America, Cash Advance Centers, Inc.